Exhibit 99.1

Clearmind Medicine Advances Recruitment for CMND-100 Trial’s Third Cohort at Yale, Johns Hopkins and Tel Aviv Sites Following Recent Positive Topline Results

Vancouver, Canada, March 11, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the continuation of participant enrollment for the third cohort of its ongoing FDA-approved Phase I/IIa clinical trial evaluating CMND-100, the Company’s proprietary non-hallucinogenic MEAI-based oral drug candidate, for the treatment of Alcohol Use Disorder (AUD).

The recruitment follows the positive topline results recently reported from the second cohort, which demonstrated continued safety and tolerability, building on the favorable outcomes from prior cohorts. The Company’s Data and Safety Monitoring Board (DSMB) has reviewed the data and provided unanimous approval to proceed, enabling enrollment in this next phase.

The Phase I/IIa clinical trial is a multinational, multicenter study designed to evaluate the safety, tolerability, pharmacokinetics, and preliminary efficacy of CMND-100 in patients with moderate to severe AUD. Participant recruitment for the third cohort at leading sites, including Yale University, Johns Hopkins University, and Tel Aviv Sourasky Medical Center, reflecting strong momentum and confidence in CMND-100 as a potential breakthrough therapy for AUD.

“Building on the encouraging results from our first and second cohort, we are excited on progressing with the clinical trial at these prestigious institutions,” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “The positive data we continue to receive from our clinical trial, reinforce CMND-100’s potential as a safe and well tolerated, non-hallucinogenic treatment option that addresses the critical unmet needs in alcohol use disorder, without requiring adjunct psychotherapy, making this treatment accessible and discrete. We remain committed to progressing this trial to bring innovative, safe and affordable solutions to patients in need.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical trials, advancing to patient enrollment for the fourth cohort, CMND-100’s potential as a safe, non-hallucinogenic treatment option that addresses the critical unmet needs in alcohol use disorder, without requiring adjunct psychotherapy and its commitment to progressing its clinical trial to bring innovative, safe and affordable solutions to patients in need. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.